Exhibit 99.1

MAINZ BIOMED USA, INC.
CARVE-OUT PLAN

1. Purpose. The Mainz Biomed USA, Inc. Carve-Out Plan, as may be amended from time to time (the “Plan”), is intended to encourage and reinforce the continued attention and dedication of senior management and other key employees of Mainz Biomed USA, Inc. (the “Company”) by providing a payment opportunity to such employees on the consummation of a Change of Control (as defined below). Terms used in this Plan have the meanings set forth in Appendix I.

2. Eligibility & Allocation. The Administrator will determine the Participants and their respective Carve-Out Percentages in its sole discretion. The Company will notify each eligible Participant of his or her Carve-Out Percentage after making such determination. Only Participants who have satisfied all conditions to earn a Carve-Out Payment (including signing the Participation Acknowledgment and if required by the Participation Acknowledgment, a noncompete agreement pursuant to Section 3.4) will be eligible to receive a Carve-Out Payment pursuant to this Plan.

3. Conditions to Participation.

3.1 Participation Acknowledgment. A Participant must sign and return a Participation Acknowledgment in the form attached as Exhibit A within 10 days after receipt of same. If a Participant fails to return a signed Participation Acknowledgment by that date, such Participant will immediately forfeit any Carve-Out Interest granted to such Participant.

3.2 Continuous Service. Except as set forth in Section 3.3, a Participant must remain in Continuous Service until the Closing to earn any Carve-Out Payment. Except as set forth in Section 3.3, if a Participant’s Continuous Service or other service to the Company terminates prior to the Closing, such Participant will immediately forfeit any Carve-Out Interest granted to such Participant. For the avoidance of doubt, the termination of the Continuous Service of a Participant on the date of the Closing or following the Closing will not impact the Participant’s eligibility to receive a Carve-Out Payment hereunder.

3.3 Termination without Cause Proximate to a Change of Control. If a Participant’s employment is terminated by the Company without Cause within 90 days prior to or any time after the execution of a definitive agreement that results in a Change of Control, the Participant will remain a Participant in this Plan and the Participant will be eligible to receive a Carve-Out Payment as if such termination of employment had not occurred, subject to the terms and conditions of this Plan.

3.4 Noncompete Agreement Requirement. If so provided in the Participation Acknowledgment, the Administrator may require a Participant to deliver to the Company an agreement not to compete with the Company with respect to any stool-based colorectal cancer screening or diagnostic product in the form attached as Exhibit B (“Noncompete Agreement”). If any Participant required by the Participation Acknowledgment to sign a Noncompete Agreement in order to obtain a Carve-Out Payment fails to execute such Noncompete Agreement, then the Participant will forfeit his or her entire right to earn the Carve-Out Payment allocable to such Participant, and his or her Carve-Out Interest will be forfeited immediately without receipt of any consideration therefor.

4. Earning and Payment of Carve-Out Payments.

4.1 Carve-Out Payments. A Participant will become vested in the Carve-Out Payment only on the Closing. The Company, or its successor, will pay to each Participant the Carve-Out Payment (if any) as soon as administratively practicable following the Closing, but in all cases not later than 3 business days after the Closing.

4.2 Form of Payment. Subject to compliance with applicable laws, rules or regulations, any Carve-Out Payment that become payable hereunder will be paid in the same form (or forms) as the consideration received by Securityholders in respect of their Company equity securities due to the Change of Control. However, the Administrator may decide, in its sole discretion, to pay some or all the amounts due hereunder in cash, including, without limitation, to facilitate any required tax withholding obligations or to comply with applicable securities laws.

5. Administration. The Plan will be administered by the Administrator.

6. Assumption of Plan and Successors. The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, whether pursuant to a Change of Control or otherwise, to expressly assume and agree to perform the obligations under this Plan (including without limitation, the payment of any and all costs and expenses, including reasonable legal expenses, that are incurred by or on behalf of the Post-Closing Committee in connection with the performance of its duties herein) in the same manner and to the same extent the Company would be required to perform if no such succession had taken place. The terms and provisions of this Plan will be binding on any successor to the Company, and such successor will accordingly be liable for the payment of all benefits which become due and payable under this Plan with respect to the Participants.

7. Withholding Taxes. All amounts payable hereunder will be subject to applicable state, federal, foreign and local income, employment and excise tax withholding.

8. Section 280G.

8.1 If any of the payments or benefits received or to be received by a Participant (including, without limitation, any payment or benefits received in connection with a Change of Control or a Participant’s termination of employment, whether pursuant to the terms of this Plan or any other plan, arrangement, or agreement, or otherwise) (all such payments collectively referred to herein as the “280G Payments”) constitute “parachute payments” within the meaning of Section 280G of the Code and would, but for this Section 8.1, be subject to the excise tax imposed under Section 4999 of the Code (the “Excise Tax”), then such 280G Payments shall be reduced in a manner reasonably determined by the Company (by the minimum possible amounts) that is consistent with the requirements of Section 409A solely to the extent that, and only until, the amount to be received by the Participant on an after-tax basis is greater than the amount that would be received by the Participant in the absence of any such reduction.

8.2 All calculations and determinations under this Section 8.2 shall be made by an independent accounting firm or independent tax counsel appointed by the Company (the “Tax Counsel”) whose determinations shall be conclusive and binding on the Company and the Participant for all purposes. For purposes of making the calculations and determinations required by this Section 8.2, the Tax Counsel may rely on reasonable, good faith assumptions and approximations concerning the application of Section 280G and Section 4999 of the Code. The Company and Participant shall furnish the Tax Counsel with such information and documents as the Tax Counsel may reasonably request in order to make its determinations under this Section 8.2. The Company shall bear all costs the Tax Counsel may reasonably incur in connection with its services.

9. Section 409A. The Company intends that the benefits payable under this Plan satisfy, to the greatest extent possible, the exemption from the application of Section 409A of the Code provided under Treasury Regulation Section 1.409A-1(b)(4).

10. Term of the Plan. The Plan will be effective as of the date it is approved by the Compensation Committee and the Board (the “Effective Date”). If a Change of Control has not occurred, this Plan shall expire at 11:59 pm Pacific Time on December 31, 2025, unless extended for an additional period or periods by resolutions adopted by the Compensation Committee and the Board or unless a definitive agreement has been executed prior to such date which results in a Change of Control after such date. If a Change of Control occurs, this Plan shall continue in full force and effect, and shall not terminate or expire until after all Participants who become entitled to Carve-Out Payments hereunder shall have received such payments in full.

11. Choice of Law. All questions concerning the construction, validation and interpretation of this Plan will be governed by the law of the State of California, without regard to its conflict of laws provision. By executing a Participation Acknowledgment, the Company and applicable Participant hereby expressly consent to the sole and exclusive jurisdiction and venue of the state and federal courts located in Santa Clara County, California.

12. Enforcement. All reasonable costs and expenses (including fees and disbursements of counsel) incurred on or after a Change of Control by a Participant in seeking to enforce rights pursuant to this Plan shall be paid on behalf of or reimbursed to Participant promptly by the Company (in no event later than 10 days of the invoice date), whether or not Participant is successful in asserting such rights; provided, however, that no reimbursement shall be made of such expenses relating to any unsuccessful assertion of rights if and to the extent that Participant’s assertion of such rights was in bad faith.

13. No Modification of Other Employment Arrangements. Nothing contained in this Plan should be construed a modifying or nullifying the terms of any other arrangement or contract entered into by and between the Participant and the Company.

Appendix I

Definitions

“Administrator” means the Compensation Committee as then constituted with respect to any action taken prior to the Closing and the Post-Closing Committee with respect to any action taken on or following the Closing.

“Board” means the Board of Directors of the Company.

“Carve-Out Interest” means the portion of the Carve-Out Pool Amount allocated to the Participant by the Administrator, expressed as a percentage of the Carve-Out Pool Amount.

“Carve-Out Payment” means, with respect to a Participant, (i) the Carve-Out Pool Amount multiplied by such Participant’s Carve-Out Percentage, minus (ii) such Participant’s Equity Offset. For clarity, if the Participant’s Equity Offset equals or exceeds the product of the Carve-Out Pool Amount multiplied by such Participant’s Carve-Out Percentage, the Participant will have no right to receive any payment under this Plan.

“Carve-Out Percentage” means, in respect of each Participant, the percentage specified in such Participant’s Participation Acknowledgment.

“Carve-Out Pool Amount” means (i) 13% of the Closing Consideration less (i) the aggregate severance payments contractually owed to all Participants who have been informed on or before the Closing that their employment with the Company will terminate on or within three months after the Closing.

“Cause” has the meaning set forth in the Participant’s employment or management services agreement and if the Participant does not have an employment agreement or management services agreement, “Cause” means (i) the willful, substantial and continuing failure of the Participant, after specific written notice thereof, to render services to the Company or its affiliates in accordance with the terms or requirements of employment, which is not cured within 30 days of such notice; (ii) the Participant’s willful failure to attempt in good faith to implement a clear, reasonable valid and legal directive of the Board or Chief Executive Officer; (iii) the Participant’s engagement in dishonesty, illegal conduct, or other material misconduct, which is, in each case, materially injurious to the Company or its affiliates; (iv) the Participant’s embezzlement, misappropriation or fraud (1) related to the Participant’s employment with the Company or (2) which would materially harm the business, standing or reputation of the Company or its affiliates; (v) the Participant’s conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude; (vi) the Participant’s deliberate disregard of the written rules or policies of the Company which is, in each case, materially injurious to the Company or its affiliates; (vii) the Participant’s willful unauthorized disclosure of confidential information in a manner not reasonably believed to be in furtherance of the interests of the Company, and which is, in each case, materially injurious to the Company or its affiliates; or (viii) the Participant’s willful and material breach of any material obligation under any written agreement between the Participant and the Company or its affiliates, which breach is not cured in all material respects within 30 days of specific written notice with respect thereto.

“Change of Control” means the consummation of any of the following: (a) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any equity acquisition, reorganization, merger or consolidation but excluding any sale of equity for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction retain, immediately after such transaction or series of transactions, as a result of equity securities in the Company held by such holders prior to such transaction, over 50% of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (b) a sale, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole (including an exclusive license that constitutes the effective disposition of all or substantially all of the Company’s and its subsidiaries’ intellectual property and/or technology taken as a whole), by means of any transaction or series of related transactions, except where such sale, lease or other disposition (or exclusive license) is to a wholly-owned subsidiary of the Company; or (c) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company’s securities), of the Company’s securities if, after such closing, such person or group of affiliated persons would hold more than 50% of the outstanding voting equity of the Company (or the surviving or acquiring entity). Carve-Out Payments may be earned and payable under this Plan only in respect of the first Change of Control to occur after the Effective Date. For purposes of this Plan, “Change of Control” includes both direct and indirect transactions and includes, without limitation, actions with respect to the consummation of a transaction set out in (a) through (c) above involving an entity owning a majority of the equity securities of the Company.

“Closing” means the closing of a Change of Control. If a series of transactions constitute a Change of Control, “Closing” will mean the first closing that satisfies the threshold of the definition for a Change of Control.

“Closing Consideration” means the aggregate pre-tax consideration (cash and fair market value of any securities or other consideration) payable in connection with a Change of Control, that, but for the operation of this Plan, otherwise would be legally available for payment or distribution to the Company or its affiliates or Securityholders (net of any exercise or purchase price to be paid to the Company or its affiliates by such holders), net of transaction fees and expenses.

“Code” means the Internal Revenue Code of 1986, as amended.

“Compensation Committee” means, for so long as Mainz Biomed N.V. owns a majority of the equity securities of the Company, the Compensation Committee of Mainz Biomed N.V.

“Continuous Service” means that the Participant’s service with the Company or its affiliates, whether as an employee, officer, director, manager or consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company as an employee, officer, director, manager or consultant or a change in the entity within the Company group for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service, will not terminate a Participant’s Continuous Service. A leave of absence will be treated as Continuous Service for purposes of this Plan to such extent (i) so approved by the Board, (ii) as may be provided in an applicable Company leave of absence policy, or (iii) as otherwise required by law.

“Equity Offset” with respect to any Participant means, the pre-tax sum of any cash and the fair market value of any securities (or other property) to be received by such Participant in connection with a Change of Control with respect to options to acquire ordinary shares of the Company or its parent, whether vested or unvested, held by such Participant as of immediately prior to the Change of Control or ordinary shares of the Company acquired through the exercise of options (net of any exercise price paid with respect to the acquisition of such shares). For clarity, the calculation of a Participant’s Carve-Out Payment includes a reduction for the value of any payments received or to be received by the Participant in respect of his or her options to acquire ordinary shares of the Company or its parent or ordinary shares of the Company or its parent acquired through the exercise of options (net of any exercise price paid with respect to such options). If Participant exercised options to acquire ordinary shares of the Company or its parent and subsequently sold such ordinary shares of the Company or its parent acquired upon such exercise, for purposes of calculating the Equity Offset under this Plan such exercised options shall be considered as outstanding and exercised immediately prior to the Change of Control.

“Noncompete Agreement” means an agreement not to compete with the Company with respect to any stool-based colorectal cancer screening product in the form attached as Exhibit B.

“Participant” means an individual providing services to the Company who has been allocated a Carve-Out Interest under the Plan, who has timely signed and returned a Participation Acknowledgment in the form of Exhibit A and who continues to remain eligible under the terms of the Plan.

“Post-Closing Committee” means those individuals as appointed by the Compensation Committee in writing prior to Closing. If, on or following the Closing, any member of the Post-Closing Committee resigns from membership on the Post-Closing Committee or is unable to perform the duties of a member of the Post-Closing Committee (as determined by the Post-Closing Committee), a successor to such member will be selected by the remaining members of the Post-Closing Committee.

“Securityholders” means the holders of the capital securities of the Company or its affiliates, holders of convertible promissory notes of the Company or its affiliates and holders of derivative instruments to purchase or receive shares of the capital stock of the Company or its affiliates.

EXHIBIT A

Participation Acknowledgment

This Participation Acknowledgment is entered into by and between Mainz Biomed USA, Inc. and the undersigned employee under the Mainz Biomed USA, Inc. Carve-Out Plan, the terms of which are incorporated by reference herein. Each capitalized term used in this Participation Acknowledgment has the meaning ascribed to such term in the Plan.

The Administrator has selected the undersigned employee as a Participant in the Plan and awarded this Participant a Carve-Out Percentage equal to _____% of the Carve-Out Pool Amount. [In order to receive such Carve-Out Payment, the Participant will be required to execute a noncompete agreement in the form attached as Exhibit B with respect to stool-based colorectal cancer screening products.]

By signing this Participation Acknowledgment, the Participant represents that the Participant has carefully read, understands and agrees to the terms of the Plan [, including without limitation the requirement to sign a noncompete with respect to stool-based colorectal cancer screening products in order to receive a Carve-Out Payment]. If the Participant fails to sign and return this Participation Acknowledgment to ______________ by _____________, 2024, this Participation Acknowledgment, and the undersigned’s selection as a Participant, will be null and void.

Mainz Biomed USA, Inc.

	,	[Chief Executive Officer]

ACCEPTED:

[Name]

Date

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